Exhibit 99.1

Press Release

Sanofi and Regeneron expand global Alliance with multiple next-generation, long-acting immunology antibodies

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REGN20423, a clinical-stage long-acting IL-13 monoclonal antibody invented and developed by Regeneron, is added to the Alliance, along with a long-acting IL-4xIL-13 bispecific and two other long-acting pre-clinical antibodies from Regeneron

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Regeneron to receive $1 billion upfront, with potential for up to an additional $7 billion in future milestone payments; companies to equally share development and commercialization costs, as well as any future profits

•	Sanofi and Regeneron to host a conference call for investors and analysts today at 14:00 CET/8:00am ET

Paris and Tarrytown, NY, October 1, 2026. Sanofi and Regeneron Pharmaceuticals, Inc. today announce an expansion of their longstanding antibody collaboration, adding multiple next-generation, long-acting antibodies to the Alliance that has jointly established Dupixent® (dupilumab) as the world-leading treatment for diseases driven by type 2 inflammation. The agreement builds on the companies’ more than 20-year collaboration, through which more than 1.5 million people are currently receiving Dupixent across nine indications, making it one of the most widely used antibody medicines in the world.

“This is a deliberate first step in igniting Sanofi’s innovation engine. Our longstanding Alliance with Regeneron has transformed the treatment landscape for millions of patients living with diseases driven by type 2 inflammation and created one of the world’s leading immunology businesses,” said Belén Garijo, Chief Executive Officer of Sanofi. “By deepening our collaboration, we will make rapid progress in creating the next generation of meaningful therapies for patients with immune-mediated diseases, while contributing to Sanofi’s long-term future.”

Under the expanded license and collaboration agreement, the companies will co-develop and co-commercialize four new long-acting, Regeneron-invented antibodies targeting interleukin-13 (IL-13), IL-4xIL-13 bispecific, interleukin-4 (IL-4) and interleukin-4 receptor alpha (IL-4Rα). IL-13 antibody REGN20423 is currently in a phase 1 clinical study for atopic dermatitis, and the other three antibodies are expected to enter clinical studies in 2027. Regeneron will also have the option to include in the collaboration Sanofi’s lunsekimig, an investigational bispecific Nanobody® VHH therapy targeting TSLP and IL-13, exercisable upon completion of its phase 3 studies for chronic obstructive pulmonary disease.

“The Regeneron-Sanofi Alliance has been one of the most productive in biopharma history. This agreement builds on that foundation to bring the next generation of immunology medicines to patients even faster,” said Leonard S. Schleifer, MD, PhD, Board co-Chair, President and Chief Executive Officer of Regeneron. “By expanding our Alliance, we are positioning promising new long-acting antibodies for the kind of rapid, global impact that our shared work on Dupixent has already achieved.”

Under the terms of the agreement, Regeneron will receive an upfront payment of $1 billion from Sanofi, with the potential for development, regulatory and commercial milestone payments of up to an additional $7 billion. The companies will share development and commercialization costs for the new programs and will split future profits from these potential products 50:50 on a global basis. Regeneron will lead research and development activities, and Sanofi will lead global commercial efforts. The existing profit-sharing agreement regarding Dupixent will not change.

“The companies’ clinical and commercial Alliance dates to 2003 and has resulted in multiple approved medicines to date, including Dupixent, which has redefined the standard of care for people with type 2 inflammatory diseases and is now one of the most widely used antibodies for any disease, with over 1.5 million active patients worldwide,” said George D. Yancopoulos, MD, PhD, Board co-Chair, President and Chief Scientific Officer at Regeneron, and a principal inventor of Dupixent. “By combining Regeneron’s world-class scientific discovery and antibody development expertise with Sanofi’s global capabilities and reach, we hope to once again deliver the next wave of innovation in immunology.”

The companies have settled their prior collaboration-related litigation.

Conference call for investors and analysts

Sanofi and Regeneron will host a conference call for investors and analysts today at 14:00 CET/8:00am ET. A presentation will be available for download from the Investor Relations section of sanofi.com and regeneron.com when the conference call starts.

Participants may access the conference call via webcast on the ‘Upcoming Events’ page of Sanofi’s website at https://www.sanofi.com/en/investors/news-events/upcoming-events, tab ‘Presentations’ and on the ‘Investors and Media’ page of Regeneron’s website at https://investor.regeneron.com/events-and-presentations. To participate via telephone, please register in advance at this link.

About Dupixent

Dupixent, which was invented using Regeneron’s proprietary VelocImmune® technology, is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in phase 3 studies, establishing that IL-4 and IL-13 are two of the key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases.

Dupixent has received regulatory approvals in more than 60 countries in one or more indications including certain patients with atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, chronic obstructive pulmonary disease, bullous pemphigoid, and allergic fungal rhinosinusitis in different age populations. In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in phase 3 studies, including chronic pruritus of unknown origin. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, such as VelociSuite®, which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

For more information, please visit www.Regeneron.com or follow Regeneron on LinkedIn, Instagram, Facebook or X.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Sanofi Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Laura Romby | +33 6 74 16 74 29 | laura.romby@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Sanofi Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Regeneron Media Relations

Christina Chan | +1 914-383-6374 | christina.chan@regeneron.com

Alexandra Bowie | +1 914-346-0588 | alexandra.bowie@regeneron.com

Regeneron Investor Relations

Ryan Crowe | +1 914-847-8790 | ryan.crowe@regeneron.com

Mark Hudson | +1 914-847-3482 | mark.hudson@regeneron.com

Sanofi forward-looking statements

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Products”) and product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Product Candidates”) and research and clinical programs now underway or planned, including without limitation the research and clinical programs discussed or referenced in this press release such as those evaluating Regeneron-discovered antibodies targeting interleukin-13 (IL-13), interleukin-4 (IL-4), and interleukin-4 receptor alpha (IL-4Rα) as well as a bispecific antibody targeting IL-4xIL-13; the potential for any license, collaboration, or supply agreement, including Regeneron’s amended license and collaboration agreement with Sanofi discussed in this press release, to be cancelled or terminated without realizing the expected benefits of such agreement; uncertainty of the utilization, market acceptance, and/or commercial success of Regeneron’s Products and Regeneron’s Product Candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), including the studies discussed or referenced in this press release, on any of the foregoing or any potential regulatory approval of Regeneron’s Products and Regeneron’s Product Candidates (such as those referenced above); the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators or licensees (including based on the amended license and collaboration agreement discussed in this press release) may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and new indications for Regeneron’s Products, such as those referenced above; the ability of Regeneron’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and Regeneron’s Product Candidates; the ability of Regeneron to manage supply chains for multiple products and product candidates and risks associated with tariffs and other trade restrictions; safety issues resulting from the administration of Regeneron’s Products and Regeneron’s Product Candidates (such as those referenced above) in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and Regeneron’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and Regeneron’s Product Candidates; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement or copay assistance for Regeneron’s Products from third-party payors and other third parties, including private payor healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payors and other third parties and new policies and procedures adopted by such payors and other third parties; changes to drug pricing regulations and requirements and Regeneron’s pricing strategy, including in connection with Regeneron’s April 2026 agreements with the U.S. government; other changes in laws, regulations, and policies affecting the healthcare industry; competing products and product candidates (including biosimilar products) that may be superior to, or more cost effective than, Regeneron’s Products and Regeneron’s Product Candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the impact of public health outbreaks, epidemics, or pandemics on Regeneron’s business; and risks associated with litigation and other proceedings and government investigations relating to the Company and/or its operations (including the pending civil proceedings initiated or joined by the U.S. Department of Justice and the U.S. Attorney’s Office for the District of Massachusetts), risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection), the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2025 and its Form 10-Q for the quarterly period ended June 30, 2026. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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